FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February, 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of Dr M M Slaoui, a Person Discharging Managerial Responsibility, in the
American Depositary Shares (ADSs)
of GlaxoSmithKline plc
in the shares of his connected person as follows:

The three-year performance period for the GlaxoSmithKline Share Option Plan award made to Dr Slaoui's connected person in 2007, at an option price of US$58.00 which commenced on 1 January 2007 came to an end on 31 December 2009.  The Remuneration Committee has confirmed that the whole of the original grant of 3,570 ADSs is exercisable.

The Company and Dr Slaoui's connected person were advised of this transaction on 24 February 2010.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Deputy Company Secretary

24 February 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 24, 2010                                                                                                                                                                                                                                        By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc